

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

October 16, 2008

Via Mail and Fax

Daniel Gallagher
Chief Financial Officer
Town Sports International Holdings, Inc.
5 Penn Plaza, 4th Floor
New York, NY 10001

> **RE: Town Sports International Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **File Number: 000-52013**

Dear Mr. Gallagher:

We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2007

"EBITDA"

1. Reference is made to your disclosure of "EBITDA" throughout this filing as well as
    in the February 28, 2008 and May 1, 2008 Form 8-Ks in regard to periodic results.
    We note this measure is calculated differently than that defined as "EBITDA" in
    Release No. 33-8176 as solely "earnings before interest, taxes, depreciation and
    amortization." Accordingly, please change the description of your measure to more
    accurately describe what it represents. Refer to question and answer 14 of the
    "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures"
    ("FAQ"), available on our website at
    http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, for further guidance.

2. In regard to your disclosure that starts on the bottom of page 35 with respect to the
    usefulness of "EBITDA" to investors in evaluating your operating performance, it
    does not appear that you have substantively explained specific to your circumstances
    why this measure is useful to investors. If your implication is that EBITDA
    facilitates period to period comparisons by eliminating certain variances in items
    eliminated, we caution you that a non-GAAP measure should never be used in an
    attempt to smooth earnings. With regard to facilitating operating performance
    comparisons, it is not clear why you believe it is useful for investors to disregard your
    capital structure, tax position, and asset base when making such comparisons, in
    particular given the significance of debt and fixed assets to your operations. In this
    respect, we refer to you to the answer to question 8 of the FAQ referred to above in
    which is identified disclosure that may be necessary when a non-GAAP performance
    measure excludes a recurring charge. (The answer to question 15 of the FAQ
    discusses the applicability of answer 8 to "EBITDA.") Please expand your disclosure
    consistent with the answer to question 8 to include substantive discussion specific to
    your circumstances. Provide us with any revised disclosure that you intend to include
    in future filings.

3. In connection with the preceding comment, interest and tax expenses are already
    excluded from your operating income, a GAAP measure, so it is not clear why an
    alternative measure is necessary to exclude such amounts. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in filings to be certain that the filings include all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief